Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s condensed consolidated interim financial statements Q4 2011, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 17, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Exhibit A

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

Q4 2011

TABLE OF CONTENTS

Condensed consolidated income statement	p 2

Condensed consolidated statement of comprehensive income	p 3

Condensed consolidated statement of financial position	p 4

Condensed consolidated statement of changes in equity	p 5

Condensed consolidated cash flow statement	p 6

Notes to the condensed consolidated interim financial statements	p 7

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CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q4 2011	Q4 2010	FY 2011	FY 2010
Premium income	4	4,437	4,777	19,521	21,097
Investment income	5	2,043	2,032	8,167	8,762
Fee and commission income	6	481	476	1,465	1,744
Other revenues		1	2	6	5

Total revenues		6,962	7,287	29,159	31,608
Income from reinsurance ceded	7	892	475	2,775	1,869
Results from financial transactions	8	5,873	4,208	(187)	15,662
Other income	9	5	6	39	40

Total income		13,732	11,976	31,786	49,179

Benefits and expenses	10	13,291	11,224	29,856	46,057
Impairment charges / (reversals)	11	176	317	483	701
Interest charges and related fees		130	95	491	426
Other charges	12	53	(1)	69	122

Total charges		13,650	11,635	30,899	47,306

Share in net result of associates		4	11	29	41

Income / (loss) before tax		86	352	916	1,914
Income tax (expense) / benefit		(5)	(34)	(44)	(154)

Net income / (loss)		81	318	872	1,760

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		79	318	869	1,759
Non-controlling interests		2	—	3	1

Earnings and dividend per share (EUR per share)
Earnings per share [1]		0.02	0.16	(0.06)	0.83
Earnings per share, excluding premium on convertible core capital securities		0.02	0.16	0.34	0.86
Diluted earnings per share [1,2]		0.02	0.16	(0.06)	0.83

Earnings per share after potential attribution to convertible core capital securities [1,3]		—	0.14	—	0.76
Diluted earnings per share after conversion of convertible core capital securities [1,2]		—	0.13	—	0.68

Dividend per common share		—	—	—	—

Net income / (loss) per common share calculation
Net income / (loss)		79	318	869	1,759
Preferred dividend		—	—	(59)	(90)
Coupons on perpetuals		(45)	(45)	(177)	(187)
Coupons and premium on convertible core capital securities		—	—	(750)	(63)

Earnings attributable to common shareholders		34	273	(117)	1,419
Potential coupon on convertible core capital securities		—	(32)	—	(127)

Earnings after potential attribution to convertible core capital securities		34	241	(117)	1,292

Weighted average number of common shares outstanding		1,880	1,707	1,852	1,707
Weighted average number of common shares outstanding, after conversion of convertible core capital securities		—	2,082	—	2,165

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflect basic earnings per share. For Q4 2011, basic earnings per share is EUR 0.02

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Q4 2011	Q4 2010	FY 2011	FY 2010
Net income / (loss)	81	318	872	1,760

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	1,265	(2,128)	3,113	3,873
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(175)	32	(513)	(203)
Changes in revaluation reserve real estate held for own use	—	—	3	4
Changes in cash flow hedging reserve	151	120	1,058	373
Movement in foreign currency translation and net foreign investment hedging reserve	550	331	409	1,054
Equity movements of associates	(10)	(35)	(18)	(25)
Disposal of group assets	—	—	—	(22)
Aggregate tax effect of items recognized in other comprehensive income	(377)	576	(1,167)	(1,409)
Other	—	1	4	(10)

Other comprehensive income for the period	1,404	(1,103)	2,889	3,635
Total comprehensive income	1,485	(785)	3,761	5,395

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	1,483	(785)	3,758	5,394
Non-controlling interests	2	—	3	1

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR millions	Notes	Dec. 31, 2011	Dec. 31, 2010

ASSETS
Intangible assets	13	3,285	4,359
Investments	14	144,079	143,188
Investments for account of policyholders	15	142,529	146,237
Derivatives	16	15,504	6,251
Investments in associates		742	733
Reinsurance assets	17	11,517	5,580
Deferred expenses and rebates	18	11,633	11,948
Other assets and receivables		8,184	8,695
Cash and cash equivalents		8,104	5,231

Total assets		345,577	332,222

EQUITY AND LIABILITIES
Shareholders’ equity		21,000	17,328
Convertible core capital securities	20	—	1,500
Other equity instruments		4,720	4,704

Issued capital and reserves attributable to equity holders of AEGON N.V.		25,720	23,532
Non-controlling interests		14	11

Group equity		25,734	23,543

Trust pass-through securities		159	143
Subordinated borrowings		18	—
Insurance contracts		105,175	100,506
Insurance contracts for account of policyholders		73,425	77,650
Investment contracts		20,847	23,237
Investment contracts for account of policyholders		71,433	69,527
Derivatives	16	12,728	5,971
Borrowings	21	10,141	8,518
Other liabilities		25,917	23,127

Total liabilities		319,843	308,679

Total equity and liabilities		345,577	332,222

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total
Full year ended December 31, 2011

At beginning of year	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income recognized in the income statement	—	869	—	—	—	—	869	3	872

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	3,113	—	—	—	3,113	—	3,113
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(513)	—	—	—	(513)	—	(513)
Changes in revaluation reserve real estate held for own use	—	—	3	—	—	—	3	—	3
Changes in cash flow hedging reserve	—	—	1,058	—	—	—	1,058	—	1,058
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	409	—	—	409	—	409
Equity movements of associates	—	—	—	(18)	—	—	(18)	—	(18)
Aggregate tax effect of items recognized in other comprehensive income	—	—	(1,155)	(12)	—	—	(1,167)	—	(1,167)
Other	—	4	—	—	—	—	4	—	4

Total other comprehensive income	—	4	2,506	379	—	—	2,889	—	2,889

Total comprehensive income for 2011	—	873	2,506	379	—	—	3,758	3	3,761

Shares issued	913	—	—	—	—	—	913	—	913
Repurchase of convertible core capital securities	—	—	—	—	(1,500)	—	(1,500)	—	(1,500)
Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)
Coupons on perpetuals	—	(177)	—	—	—	—	(177)	—	(177)
Coupons and premium on convertible core capital securities	—	(750)	—	—	—	—	(750)	—	(750)
Share options and incentive plans	—	—	—	—	—	16	16	—	16
Other	—	(13)	—	—	—	—	(13)	—	(13)

At end of period	9,097	9,403	3,464	(964)	—	4,720	25,720	14	25,734

Full year ended December 31, 2010
At beginning of year	8,184	8,103	(1,709)	(2,304)	2,000	4,709	18,983	10	18,993

Net income / (loss) recognized in the income statement	—	1,759	—	—	—	—	1,759	1	1,760

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	3,873	—	—	—	3,873	—	3,873
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(203)	—	—	—	(203)	—	(203)
Changes in revaluation reserve real estate held for own use	—	—	4	—	—	—	4	—	4
Changes in cash flow hedging reserve	—	—	373	—	—	—	373	—	373
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	1,054	—	—	1,054	—	1,054
Equity movements of associates	—	—	—	(25)	—	—	(25)	—	(25)
Disposal of group assets	—	—	(22)	—	—	—	(22)	—	(22)
Aggregate tax effect of items recognized in other comprehensive income	—	—	(1,358)	(51)	—	—	(1,409)	—	(1,409)
Other	—	7	—	(17)	—	—	(10)	—	(10)

Total other comprehensive income	—	7	2,667	961	—	—	3,635	—	3,635

Total comprehensive income / (loss) for 2010	—	1,766	2,667	961	—	—	5,394	1	5,395
Repayment convertible core capital securities	—	—	—	—	(500)	—	(500)	—	(500)
Preferred dividend	—	(90)	—	—	—	—	(90)	—	(90)
Coupons on perpetual securities	—	(187)	—	—	—	—	(187)	—	(187)
Coupons and premium on convertible core capital securities	—	(63)	—	—	—	—	(63)	—	(63)
Share options and incentive plans	—	—	—	—	—	(5)	(5)	—	(5)

At end of period	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

[1]	For a breakdown of share capital please refer to note 19.
[2]	Issued capital and reserves attributable to equity holders of AEGON N.V.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	FY 2011	FY 2010
Cash flow from operating activities	2,266	1,263

Purchases and disposals of intangible assets	(17)	(18)
Purchases and disposals of equipment and other assets	(54)	(83)
Purchases, disposals and dividends of subsidiaries and associates	724	(177)

Cash flow from investing activities	653	(278)

Issuance and purchase of share capital	913	—
Dividends paid	(59)	(90)
Issuances, repurchases and coupons of convertible core capital securities	(2,250)	(563)
Issuances, repurchases and coupons of perpetuals	(237)	(251)
Issuances and repayments on borrowings	1,259	1,023

Cash flow from financing activities	(374)	119

Net increase / (decrease) in cash and cash equivalents	2,545	1,104

Net cash and cash equivalents at January 1	5,174	4,013
Effects of changes in exchange rate	107	57

Net cash and cash equivalents at end of period	7,826	5,174

	Dec. 31, 2011	Dec. 31, 2010

Cash and cash equivalents	8,104	5,231
Bank overdrafts	(278)	(57)

Net cash and cash equivalents	7,826	5,174

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Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the fourth quarter ended, December 31, 2011, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2010 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2010. AEGON’s Annual Report for 2010 is available on its website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on February 16, 2012.

The published figures in these condensed consolidated interim financial statements are unaudited.

Correction of immaterial errors

AEGON identified an immaterial error in AEGON’s financial statements issued prior to 2008. This error is related to the value of AEGON’s deferred tax and current tax balances in the Americas, resulting in an overstatement of Other assets and receivables, offset by an overstatement of Other liabilities and a net understatement of equity in the comparative periods. AEGON assessed the qualitative and quantitative impact of this correction on previously issued financial statements and concluded that it was immaterial in all prior periods.

AEGON has therefore made correcting adjustments to the opening balances of 2010 (increasing Group equity by EUR 110 million) in the current condensed consolidated interim financial statements in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

This error had no impact on AEGON’s income statement, including net income or earnings per share, reported in these periods.

The net effect of the correcting adjustments, including the foreign exchange impact, on the individual financial statement line items of the condensed consolidated interim financial statements for the periods presented are as follows:

Condensed consolidated statement of financial position

EUR millions	Other assets and receivables	Other liabilities	Shareholders’ equity	Group equity
December 31, 2010
As previously reported	8,776	23,326	17,210	23,425
Increase / (decrease)	(81)	(199)	118	118

As corrected	8,695	23,127	17,328	23,543

Condensed consolidated statement of changes in equity

EUR millions	Retained earnings	Other reserves	Group equity
December 31, 2010

As previously reported	9,421	(1,353)	23,425
Increase / (decrease)	108	10	118

As corrected	9,529	(1,343)	23,543

January 1, 2010

As previously reported	7,995	(2,306)	18,883
Increase / (decrease)	108	2	110

As corrected	8,103	(2,304)	18,993

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2010 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income for the Q4 2011 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

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The following standards, interpretations, amendments to standards and interpretations became effective in 2011:

•	Amendment to IAS 24 - Related party disclosures

•	Amendment to IFRS 1 - First time adoption

•	Amendment to IFRIC 14 - Prepayments of a minimum funding requirement

•	Amendment to IAS 32 - Classification of Rights Issues

•	IFRIC 19 - Extinguishing financial liabilities with equity instruments

•	Improvements to IFRS (2010)

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended December 31, 2011.

AEGON has not early adopted any other standards, interpretations or amendments, which have been issued but are not yet effective.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Assumptions changes

In Q3 2011, AEGON has lowered its long term assumption for 10 year US Treasury yields by 50 bps to 4.75% (graded uniformly from current yields over the next five years) and lowered the 90 day rate to 0.2% for the next two years followed by a three year grade to 3%. In addition, AEGON has lowered its assumed return for separate account bond fund returns by 200 bps to 4% over the next five years, followed by a return of 6% thereafter. The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.3909 (2010: USD 1.3210); 1 EUR = GBP 0.8667 (2010: GBP 0.8544).

Balance sheet items: closing rate 1 EUR = USD 1.2982 (2010: USD 1.3362); 1 EUR = GBP 0.8353 (2010: GBP 0.8608).

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3. Segment information

3.1 Income statement

Three months ended December 31, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended December 31, 2011

Underlying earnings before tax geographically	328	75	(26)	53	(84)	—	346	(4)	342
Fair value items	(139)	189	3	(10)	(63)	—	(20)	—	(20)
Realized gains / (losses) on investments	8	33	8	—	—	—	49	—	49
Impairment charges	(70)	(5)	—	(23)	—	—	(98)	2	(96)
Impairment reversals	4	—	—	—	—	—	4	—	4
Other income / (charges)	(36)	(84)	(57)	1	(18)	—	(194)	—	(194)
Run-off businesses	1	—	—	—	—	—	1	—	1

Income before tax	96	208	(72)	21	(165)	—	88	(2)	86
Income tax (expense) / benefit	4	(60)	(16)	(5)	70	—	(7)	2	(5)

Net income	100	148	(88)	16	(95)	—	81	—	81

Inter-segment underlying earnings	(31)	(62)	(16)	55	54
Revenues
Life insurance gross premiums	1,643	379	1,490	364	—	—	3,876	(71)	3,805
Accident and health insurance	463	30	—	11	—	—	504	1	505
General insurance	—	94	—	33	—	—	127	—	127

Total gross premiums	2,106	503	1,490	408	—	—	4,507	(70)	4,437
Investment income	910	597	488	64	115	(113)	2,061	(17)	2,044
Fee and commission income	306	78	29	120	—	(53)	480	—	480
Other revenues	—	—	—	(1)	2	—	1	—	1

Total revenues	3,322	1,178	2,007	591	117	(166)	7,049	(87)	6,962

Inter-segment revenues	2	1	—	53	110

Three months ended December 31, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended December 31, 2010

Underlying earnings before tax geographically	369	87	(6)	59	(57)	—	452	(3)	449
Fair value items	8	18	—	—	4	—	30	—	30
Realized gains / (losses) on investments	247	1	8	—	(1)	—	255	—	255
Impairment charges	(115)	(1)	(24)	(11)	—	—	(151)	—	(151)
Impairment reversals	17	1	—	—	—	—	18	—	18
Other income / (charges)	(200)	5	(13)	(40)	(11)	1	(258)	—	(258)
Run-off businesses	9	—	—	—	—	—	9	—	9

Income before tax	335	111	(35)	8	(65)	1	355	(3)	352
Income tax (expense) / benefit	(40)	(30)	16	1	16	—	(37)	3	(34)

Net income	295	81	(19)	9	(49)	1	318	—	318

Inter-segment underlying earnings	(40)	(20)	(18)	70	8

Revenues
Life insurance gross premiums	1,707	516	1,674	367	—	—	4,264	(125)	4,139
Accident and health insurance	465	27	—	18	—	—	510	(1)	509
General insurance	—	94	—	35	—	—	129	—	129

Total gross premiums	2,172	637	1,674	420	—	—	4,903	(126)	4,777
Investment income	987	530	471	58	83	(79)	2,050	(18)	2,032
Fee and commission income	278	89	43	135	—	(69)	476	—	476
Other revenues	—	—	—	2	—	—	2	—	2

Total revenues	3,437	1,256	2,188	615	83	(148)	7,431	(144)	7,287

Inter-segment revenues	—	—	1	69	78

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Full year ended December 31, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Full year ended December 31, 2011

Underlying earnings before tax geographically	1,310	298	5	212	(306)	3	1,522	(13)	1,509
Fair value items	(478)	156	(6)	(29)	(59)	—	(416)	—	(416)
Realized gains / (losses) on investments	124	269	51	2	—	—	446	—	446
Impairment charges	(307)	(16)	(62)	(58)	—	—	(443)	4	(439)
Impairment reversals	54	1	—	—	—	—	55	—	55
Other income / (charges)	(35)	(164)	(57)	7	(18)	—	(267)	—	(267)
Run-off businesses	28	—	—	—	—	—	28	—	28

Income before tax	696	544	(69)	134	(383)	3	925	(9)	916
Income tax (expense) / benefit	(26)	(125)	17	(50)	131	—	(53)	9	(44)

Net income	670	419	(52)	84	(252)	3	872	—	872

Inter-segment underlying earnings	(124)	(105)	(68)	224	73

Revenues
Life insurance gross premiums	6,232	3,213	6,474	1,317	—	—	17,236	(383)	16,853
Accident and health insurance	1,780	216	—	71	—	—	2,067	—	2,067
General insurance	—	452	—	149	—	—	601	—	601

Total gross premiums	8,012	3,881	6,474	1,537	—	—	19,904	(383)	19,521
Investment income	3,638	2,192	2,154	247	315	(308)	8,238	(70)	8,168
Fee and commission income	749	329	137	464	—	(215)	1,464	—	1,464
Other revenues	1	—	—	1	4	—	6	—	6

Total revenues	12,400	6,402	8,765	2,249	319	(523)	29,612	(453)	29,159

Inter-segment revenues	6	2	2	215	298

Full year ended December 31, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Full year ended December 31, 2010

Underlying earnings before tax geographically	1,459	385	72	200	(283)	—	1,833	(9)	1,824
Fair value items	(24)	361	(9)	(10)	(97)	—	221	—	221
Realized gains / (losses) on investments	380	155	14	13	96	—	658	(2)	656
Impairment charges	(464)	(17)	(39)	(22)	—	—	(542)	—	(542)
Impairment reversals	81	6	3	—	—	—	90	—	90
Other income / (charges)	(306)	38	48	(56)	(34)	1	(309)	—	(309)
Run-off businesses	(26)	—	—	—	—	—	(26)	—	(26)

Income before tax	1,100	928	89	125	(318)	1	1,925	(11)	1,914
Income tax (expense) / benefit	31	(217)	(5)	(34)	60	—	(165)	11	(154)

Net income	1,131	711	84	91	(258)	1	1,760	—	1,760

Inter-segment underlying earnings	(154)	(51)	(67)	248	24

Revenues
Life insurance gross premiums	6,877	3,185	7,425	1,306	—	—	18,793	(427)	18,366
Accident and health insurance	1,850	201	—	72	—	—	2,123	(2)	2,121
General insurance	—	451	—	159	—	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	—	21,526	(429)	21,097
Investment income	4,073	2,161	2,340	234	305	(279)	8,834	(72)	8,762
Fee and commission income	998	348	164	479	—	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	—	6	(1)	5

Total revenues	13,799	6,346	9,929	2,254	306	(524)	32,110	(502)	31,608

Inter-segment revenues	—	1	3	246	274

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Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

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Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading, including impairments on non-financial assets.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

On April 26, 2011, AEGON publicly announced the decision of its Executive Board to divest its life reinsurance activities, Transamerica Reinsurance, to SCOR. These activities are no longer reported in underlying earnings but are reflected in the run-off businesses line in the segment reporting (both in 2011 and in 2010). More details on this transaction are given in note 23.

In December 2010, AEGON publicly announced the decision of its Executive Board to discontinue new sales of executive non-qualified benefit plans and related BOLI/COLI business in the United States. Earnings from the BOLI/COLI business are no longer reported in underlying earnings but reflected in the run-off businesses line in the segment reporting (both in 2011 and 2010).

The comparative figures, affecting the Americas segment, regarding the underlying earnings and the run-off businesses have been revised as follows:

EUR millions	Reported	Reclassification		Revised
		Reinsurance	BOLI/COLI
Three months ended December 31, 2010
Underlying earnings before tax geographically	486	(19)	(18)	449
Fair value items	30			30
Realized gains / (losses) on investments	255			255
Impairment charges	(151)			(151)
Impairment reversals	18			18
Other income / (charges)	(258)			(258)
Run-off businesses	(28)	19	18	9

Income before tax	352			352
Income tax (expense) / benefit	(34)			(34)

Net income	318			318

EUR millions	Reported	Reclassification		Revised
		Reinsurance	BOLI/COLI
Full year ended December 31, 2010
Underlying earnings before tax geographically	1,963	(79)	(60)	1,824
Fair value items	221			221
Realized gains / (losses) on investments	656			656
Impairment charges	(542)			(542)
Impairment reversals	90			90
Other income / (charges)	(309)			(309)
Run-off businesses	(165)	79	60	(26)

Income before tax	1,914			1,914
Income tax (expense) / benefit	(154)			(154)

Net income	1,760			1,760

Share in earnings of associates

Earnings from the AEGON’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

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3.2 Investments geographically

At December 31, 2011

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,570	45	Shares	1,209	505	54	60	11	(2)	1,837
86,056	8,261	Debt securities	66,289	17,640	9,890	2,600	—	—	96,419
13,341	7	Loans	10,277	18,825	8	626	—	—	29,736
16,196	—	Other financial assets	12,476	40	—	43	744	—	13,303
1,006	—	Investments in real estate	775	2,009	—	—	—	—	2,784

118,169	8,313	Investments general account	91,026	39,019	9,952	3,329	755	(2)	144,079
—	21,755	Shares	—	7,608	26,045	3,459	—	(4)	37,108
—	10,003	Debt securities	—	15,124	11,975	277	—	—	27,376
80,137	7,096	Separate accounts and investment funds	61,729	—	8,495	1,060	—	—	71,284
—	2,940	Other financial assets	—	491	3,519	1,619	—	—	5,629
—	946	Investments in real estate	—	—	1,132	—	—	—	1,132

80,137	42,740	Investments for account of policyholders	61,729	23,223	51,166	6,415	—	(4)	142,529
198,306	51,053	Investments on balance sheet	152,755	62,242	61,118	9,744	755	(6)	286,608
119,371	—	Off balance sheet investments third parties	91,951	—	—	44,959	—	—	136,910

317,677	51,053	Total revenue generating investments	244,706	62,242	61,118	54,703	755	(6)	423,518

		Investments
98,007	8,266	Available-for-sale	75,494	18,016	9,896	2,427	27	—	105,860
13,341	7	Loans	10,277	18,825	8	626	—	—	29,736
—	—	Held-to-maturity	—	—	—	168	—	—	168
85,952	41,834	Financial assets at fair value through profit or loss	66,209	23,392	50,082	6,523	728	(6)	146,928
1,006	946	Investments in real estate	775	2,009	1,132	—	—	—	3,916

198,306	51,053	Total investments on balance sheet	152,755	62,242	61,118	9,744	755	(6)	286,608

100	7	Investments in associates	77	52	9	600	4	—	742
34,224	5,919	Other assets	26,363	19,403	7,086	2,011	36,725	(32,516)	59,072

232,630	56,979	Consolidated total assets	179,195	81,697	68,213	12,355	37,484	(32,522)	346,422

The decline in off balance sheet investments third parties in The Netherlands, compared to December 31, 2010, reflect a transfer of third party asset management operations from AEGON The Netherlands to AEGON Asset Management, included in New Markets.

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At December 31, 2010

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2010	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,737	53	Shares	1,300	945	62	72	—	(3)	2,376
89,687	7,917	Debt securities	67,121	18,504	9,198	2,041	—	—	96,864
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
17,481	—	Other financial assets	13,083	40	—	45	293	—	13,461
974	—	Investments in real estate	729	2,055	—	—	—	—	2,784

125,128	7,978	Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
—	25,470	Shares	—	8,087	29,589	3,139	—	(5)	40,810
—	13,573	Debt securities	—	14,435	15,768	223	—	—	30,426
79,308	6,393	Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
—	3,250	Other financial assets	—	536	3,775	1,467	—	—	5,778
—	976	Investments in real estate	—	—	1,134	—	—	—	1,134

79,308	49,662	Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237

204,436	57,640	Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
115,297	—	Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

319,733	57,640	Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191

		Investments
102,792	7,899	Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
—	—	Held-to-maturity	—	—	—	139	—	—	139
85,421	48,757	Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
974	976	Investments in real estate	729	2,055	1,134	—	—	—	3,918

204,436	57,640	Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425

114	8	Investments in associates	85	59	9	576	4	—	733
27,238	5,415	Other assets	20,385	11,626	6,290	1,703	30,804	(28,744)	42,064

231,788	63,063	Consolidated total assets	173,468	71,916	73,261	11,228	31,101	(28,752)	332,222

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4. Premium income and premium to reinsurers

EUR millions	Q4 2011	Q4 2010	FY 2011	FY 2010
Gross
Life	3,805	4,139	16,853	18,366
Non-Life	632	638	2,668	2,731

Total	4,437	4,777	19,521	21,097

Reinsurance
Life	891	417	3,042	1,509
Non-Life	93	88	365	350

Total	984	505	3,407	1,859

Reinsurance premiums increased mainly as a result of the increased external reinsurance life premium following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. Refer to note 23 for more details.

5. Investment income

EUR millions	Q4 2011	Q4 2010	FY 2011	FY 2010
Interest income	1,818	1,858	7,256	7,958
Dividend income	186	132	745	632
Rental income	39	42	166	172

Total investment income	2,043	2,032	8,167	8,762

Investment income related to general account	1,494	1,501	5,823	6,258
Investment income for account of policyholders	549	531	2,344	2,504

Total	2,043	2,032	8,167	8,762

6. Fee and commission income

Quarterly Fee and commission income is in line with the same quarter of last year. The decrease in full-year Fee and commission income originates from a recapture fee paid as part of the divestment of the life reinsurance business of Transamerica Reinsurance to SCOR. Refer to note 23 for more details on this transaction.

7. Income from reinsurance ceded

The increase in Income from reinsurance ceded is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. Refer to note 23 for more details on this transaction.

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8. Results from financial transactions

EUR millions	Q4 2011	Q4 2010	FY 2011	FY 2010
Net fair value change of general account financial investments at FVTPL other than derivatives	18	108	44	257
Realized gains and (losses) on financial investments	222	66	803	564
Gains and (losses) on investments in real estate	(13)	186	(49)	135
Net fair value change of derivatives	259	(1,243)	1,165	1,340
Net fair value change on for account of policyholder financial assets at FVTPL	5,401	5,035	(2,133)	13,217
Net fair value change on investments in real estate for account of policyholders	7	(15)	20	73
Net foreign currency gains and (losses)	(6)	(3)	(17)	60
Net fair value change on borrowings and other financial liabilities	(15)	56	(24)	(2)
Realized gains and (losses) on repurchased debt	—	18	4	18

Total	5,873	4,208	(187)	15,662

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 10).

9. Other income

In 2011, other income mainly relates to a benefit related to a settlement of legal claims.

10. Benefits and expenses

EUR millions	Q4 2011	Q4 2010	FY 2011	FY 2010
Claims and Benefits	12,322	10,300	26,358	42,825
Employee expenses	502	538	2,069	2,151
Administration expenses	355	355	1,315	1,182
Deferred expenses	(353)	(392)	(1,458)	(1,611)
Amortization charges	465	423	1,572	1,510

Total	13,291	11,224	29,856	46,057

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in results from financial transactions (note 8). In addition, Q4 2011 includes EUR 60 mln related to the AEGON UK customer redress program (FY 2011: EUR 91 mln).

The positive effect of changes to employee benefit plans amount to EUR 66 mln for the full year of 2011 and are included in employee expenses.

Administration expenses include restructuring charges of EUR 53 million (FY 2011: EUR 141 million) relating mainly to restructuring programs in AEGON the Netherlands and AEGON UK.

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11. Impairment charges / (reversals)

EUR millions	Q4 2011	Q4 2010	FY 2011	FY 2010
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	107	160	461	615
Impairment reversals on financial assets, excluding receivables [1]	(4)	(18)	(55)	(90)
Impairment charges / (reversals) on non-financial assets and receivables	73	175	77	176

Total	176	317	483	701

Impairment charges on financial assets, excluding receivables, from:
Shares	2	3	10	7
Debt securities and money market instruments	61	99	345	475
Loans	43	44	99	114
Other	—	14	6	19
Investments in associates	1	—	1	—

Total	107	160	461	615

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(2)	(6)	(48)	(73)
Loans	(2)	(12)	(7)	(17)

Total	(4)	(18)	(55)	(90)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

12. Other charges

Other charges mainly include an increase in reserves in connection with the use of the US death master file to help identify potential life insurance claims in the United States and a loss on the sale of the Guardian life and pension business in the United Kingdom. This loss on book value is mainly reflecting the disentanglement costs associated with the sale. Full year 2011 other charges also include an annual charge related to a bank tax charged by the Hungarian government of EUR 20 million.

13. Intangible assets

EUR millions	Dec. 31, 2011	Dec. 31, 2010
Goodwill	753	652
VOBA	2,086	3,221
Future servicing rights	397	444
Software	36	32
Other	13	10

Total intangible assets	3,285	4,359

The increase in goodwill is attributable to the acquisition, effectively July 1, 2011, of Caixa Sabadell Vida offset by goodwill impairment on distribution business in The Netherlands and foreign currency effects. The decrease in value of business acquired (VOBA) is attributable to regular amortization, the sale of Guardian, the impact of shadow accounting and a VOBA impairment on distribution business in The Netherlands of EUR 41 million offset slightly by foreign currency effects.

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14. Investments

EUR millions			Dec. 31, 2011		Dec. 31, 2010
Available-for-sale (AFS)			105,860		107,250
Loans			29,736		27,703
Held-to-maturity (HTM)			168		139
Financial assets at fair value through profit or loss (FVTPL)			5,531		5,312

Financial assets, excluding derivatives			141,295		140,404
Investments in real estate			2,784		2,784

Total investments for general account			144,079		143,188

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	869	968	—	—	1,837
Debt securities	94,722	1,529	168	—	96,419
Money market and other short term investments	9,382	1,090	—	—	10,472
Mortgages	—	—	—	26,012	26,012
Private loans	—	—	—	927	927
Deposits with financial institutions	—	—	—	452	452
Policy loans	—	—	—	2,180	2,180
Receivables out of share lease agreements	—	—	—	19	19
Other	887	1,944	—	146	2,977

December 31, 2011	105,860	5,531	168	29,736	141,295

	AFS	FVTPL	HTM	Loans	Total
Shares	1,298	1,078	—	—	2,376
Debt securities	94,936	1,789	139	—	96,864
Money market and other short term investments	10,141	659	—	—	10,800
Mortgages	—	—	—	23,781	23,781
Private loans	—	—	—	829	829
Deposits with financial institutions	—	—	—	748	748
Policy loans	—	—	—	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25
Other	875	1,786	—	151	2,812

December 31, 2010	107,250	5,312	139	27,703	140,404

Government bond investments

Included in the available-for-sale debt securities and money market investments are EUR 1,112 million (December 31, 2010: EUR 1,250 million) of exposures to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table on the next page provides the amortized cost and fair value of these exposures.

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	Dec. 31, 2011		Dec. 31, 2010
EUR millions	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	7	33	32
Italy	46	38	114	112
Ireland	30	26	37	32
Greece	1	1	58	45
Spain	1,022	962	1,008	904

Total	1,112	1,034	1,250	1,125

15. Investments for account of policyholders

EUR millions	Dec. 31, 2011	Dec. 31, 2010
Shares	37,108	40,810
Debt securities	27,376	30,426
Money market and short-term investments	2,283	2,597
Deposits with financial institutions	2,813	2,630
Separate accounts and unconsolidated investment funds	71,284	68,089
Other	533	551

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	141,397	145,103
Investment in real estate	1,132	1,134

Total investments for account of policyholders	142,529	146,237

16. Derivatives

There have been no material changes in the composition of the derivative portfolio. The movements in derivative balances mainly result from changes in market conditions.

17. Reinsurance assets

The increase in Reinsurance assets is driven by the increased activity in external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. Refer to note 23 for more details on this transaction.

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18. Deferred expenses and rebates

EUR millions	Dec. 31, 2011	Dec. 31, 2010
DPAC for insurance contracts and investment contracts with discretionary participation features	11,027	11,341
Deferred transaction costs for investment management services	405	380
Unamortized interest rate rebates	201	227

Total deferred expenses and rebates	11,633	11,948

DPAC balances decreased as a result of disposal of business and the impact of shadow accounting and amortization, which was partially offset by newly deferred expenses and changes in foreign currency exchange rates.

DPAC balances also include deferred cost of reinsurance for an amount of EUR 579 million (2010: nil) which are amortized over the life of the underlying reinsured policies.

19. Share capital

EUR millions	Dec. 31, 2011	Dec. 31, 2010
Share capital - par value	310	278
Share premium	8,787	7,906

Total share capital	9,097	8,184

Share capital - par value
Balance at January 1	278	278
Issuance	32	—

Balance	310	278

Share premium
Balance at January 1	7,906	7,906
Issuance	881	—

Balance	8,787	7,906

On March 1, 2011, AEGON issued 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 20.

The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 in order to avoid dilution of its voting rights following the issuance of 10% new common shares on March 1, 2011.

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20. Convertible core capital securities

AEGON repurchased EUR 1.5 billion in principal amount of the original EUR 3 billion in convertible core capital securities from the Dutch State. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of 375 million convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. This repurchase was completed in two equal tranches on March 15 and June 15 respectively.

With these transactions AEGON has repurchased all of the EUR 3 billion convertible core capital securities issued to the Dutch State at the height of the financial crisis in 2008.

21. Borrowings

EUR millions	Dec. 31, 2011	Dec. 31, 2010
Debentures and other loans	9,199	7,742
Commercial paper	646	701
Short term deposits	18	18
Bank overdrafts	278	57

Total borrowings	10,141	8,518

On April 14, 2011, AEGON The Netherlands sold EUR 1.5 billion Class A residential mortgage-backed securities (RMBS) to a broad group of institutional investors. These securities consist of two tranches:

•	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.95%; and

•	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds were used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

Debentures and other loans increased due to the sale of these residential mortgage-backed securities, partly offset by redemptions and negative impact of foreign currency exchange rates.

Included in Debentures and other loans is EUR 987 million relating to borrowings measured at fair value (2010: EUR 987 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

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22. Commitments and contingencies

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific AEGON unit-linked product, the ‘Koersplan’-product.

The Amsterdam Court of Appeal accepted AEGON’s positions that Koersplan-products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that AEGON should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. AEGON acknowledges that its level of communication could have been better at the time and has subsequently taken steps to substantially improve its communications with customers as well as adjusting the amounts charged to Koersplan-customers.

In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON. The Court based its decision on a single industry example, which AEGON believes is not representative. AEGON believes that, based on the arguments presented, the Court’s ruling was wrongly decided and, in October 2011, appealed the decision taken by the Amsterdam Court of Appeal to the Supreme Court in the Netherlands. However, if the Supreme Court were to confirm the decision taken by the Amsterdam Court of Appeal and the principles underlying such decision were applied to AEGON’s entire KoersPlan-portfolio (instead of solely to the holders of KoersPlan-products who are plaintiffs in the pending litigation), AEGON currently estimates the financial effect to be approximately EUR 150 million after tax.

The actual amount may vary based on uncertainties related to the application of any decision to individual customers, equity market fluctuations as well as interest rates movements. AEGON expects the Supreme Court to issue a decision during the second half of 2012.

Except for the before mentioned, there have been no material changes in contingent assets and liabilities as reported in the 2010 consolidated financial statements of AEGON.

23. Acquisitions / Divestments

Acquisitions

Effective July 1, 2011, AEGON entered into a Joint Venture contract with Unnim, the entity which was created by the merger of Caixa Terrassa, Caixa Sabadell and Caixa Manlleu. AEGON Spain is the sole insurance partner of Unnim to provide life and pension insurance products.

Divestments

On August 9, 2011, AEGON completed the previously announced divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion.

AEGON has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion.

The divestment of Transamerica Reinsurance consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of Transamerica Reinsurance.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe continues to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON maintains approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run off over approximately 15 years.

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Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction is accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets are transferred with any related gain (loss) being recognized. As a result, the divestment has no significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the prepaid cost of reinsurance assets are reflected in the run-off businesses line in AEGON’s segment reporting.

The reinsurance business being retained by AEGON, which comprises primarily the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible.

In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the prepaid cost of reinsurance, is approximately USD 40 million before tax per annum initially. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

On November 24, 2011, AEGON completed the previously announced sale of its UK-based Guardian life and pension business for a total cash consideration of GBP 275 million to Cinven, a European private equity group. The sale of the Guardian life and pension business in the United Kingdom resulted in a loss of EUR 7 mln, mainly originated from the disentaglement costs associated with the sale.

Underlying earnings before tax for Guardian life and pension totaled GBP 23 million in 2010. Gross written premiums for 2010 was GBP 129 million and net income for 2010 was GBP 26 million for the Guardian life and pension business.

AEGON Asset Management has entered into a long-term agreement with Cinven and will continue to manage the assets of Guardian which total GBP 7.4 billion.

24. Events after the balance sheet date

On February 7, 2012, AEGON completed the issuance of USD 525 million aggregate principal amount of 8.00% non-cumulative subordinated notes due 2042 in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission.

The subordinated notes will bear interest at a fixed rate of 8.00% and will not be cumulative and are priced at 100% of their principal amount. The coupon may be cancelled under certain circumstances. The proceeds from the issuance of the subordinated notes will be used for general corporate purposes.

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Disclaimer

Cautionary note regarding non-GAAP measures

This document includes the non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. AEGON believes that this non-GAAP measure, together with the IFRS information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, such as with regard to:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	the effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that we hold;

•	changes in the performance of our investment portfolio and decline in ratings of our counterparties;

•	consequences of a potential (partial) break-up of the euro;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	reinsurers to whom we have ceded significant underwriting risks may fail to meet their obligations;

•	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

changes in laws and regulations, particularly those affecting our operations, ability to hire and retain key personnel, the products we sell, and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism, acts of war and pandemics;

•	changes in the policies of central banks and/or governments;

•

lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•

as our operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for our products;

•	changes in accounting regulations and policies may affect our reported results and shareholder’s equity;

•

the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt our business; and

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CORPORATE AND SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE COMMUNICATIONS & INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

MEDIA

Telephone:	+ 31 70 344 83 44
E-mail:	gcc-ir@aegon.com

ANALYSTS AND INVESTORS
Telephone:	+ 31 70 344 83 05 or + 1 877 548 96 68 - toll free USA only
E-mail:	ir@aegon.com

PUBLICATION FIGURES IN 2012

Thursday, May 10, 2012	Results first quarter 2012
Thursday, August 9, 2012	Results second quarter 2012
Thursday, November 8, 2012	Results third quarter 2012

PRESS RELEASE AND SUPPLEMENTS

AEGON’s Q4 2011 press release and Q4 2011 Financial Supplement are available on AEGON’s website www.aegon.com.

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ABOUT AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and investment company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 25,000 people and serve some 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, employees, shareholders and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets.